Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 has also been audited by PricewaterhouseCoopers LLP, and their opinion is included in their report.

(Signed) Paul N. Wright

(Signed) Earl W. Price

Paul N. Wright

Earl W. Price

President and Chief Executive Officer

Chief Financial Officer

March 18, 2009

Vancouver, British Columbia, Canada

Independent Auditors’ Report

To the Shareholders of Eldorado Gold Corporation

We have completed integrated audits of the consolidated balance sheets as at December 31, 2008 and 2007 and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008 of Eldorado Gold Corporation (the “Company”) and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in

Management’s report on internal control over financial reporting included in the Management’s Discussion & Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

March 18, 2009

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2008	2007
	$	$
Assets

Current assets
Cash and cash equivalents	61,851	46,014
Restricted cash (note 6)	-	65,710
Marketable securities (note 7)	43,610	1,615
Accounts receivable and other (note 8)	36,109	28,720
Inventories (note 9)	86,966	57,525
Derivative contract (note 10)	-	2,956
Future income taxes (note 16)	175	959
	228,711	203,499
Restricted assets and other (note 11)	8,349	10,538
Mining interests (note 12)	668,309	377,705
	905,369	591,742

Liabilities

Current liabilities
Accounts payable and accrued liabilities	42,659	40,452
Debt - current (note 13)	139	65,422
Future income taxes (note 16)	1,097	-
	43,895	105,874
Debt - long-term (note 13)	-	139
Contractual severance obligations	-	1,479
Asset retirement obligations (note 14)	4,812	8,290
Future income taxes (note 16)	60,043	26,781
	108,750	142,563

Non-controlling interest	4,799	-

Shareholders* Equity

Share capital (note 17(a))	931,933	753,058
Contributed surplus (note 17(b))	19,378	13,083
Accumulated other comprehensive income (note 17(c))	(5,971)	214
Deficit	(153,520)	(317,176)
	791,820	449,179
	905,369	591,742

Commitments (note 20)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2008	2007	2006
	$	$	$
Revenue
Gold sales	277,723	179,302	77,641
Interest and other income	10,508	9,397	7,048
	288,231	188,699	84,689

Expenses
Operating costs	92,004	72,691	45,850
Depletion, depreciation and amortization	25,995	20,041	1,763
General and administrative	38,299	26,798	19,030
Exploration	12,316	11,634	12,719
Mine standby costs	2,432	6,575	-
Asset retirement obligation costs (note 14)	3,108	604	661
Foreign exchange loss (gain)	176	(4,658)	(2,050)
	174,330	133,685	77,973

Gain on disposal of assets	(70,774)	(3,602)	(41)
Gain on marketable securities	(2,475)	(221)	(904)
Interest and financing costs	2,940	3,415	1,586
Loss (gain) on derivative contract (note 10)	2,956	(2,083)	-
Writedown of assets	-	-	2,186
	106,977	131,194	80,800
Income before income taxes and non-controlling interest	181,254	57,505	3,889

Income tax (expense) recovery (note 16)
Current	(25,403)	(4,823)	(2,080)
Future	12,904	(17,261)	1,491
	(12,499)	(22,084)	(589)

Non-controlling interest	(5,099)	-	-

Net income for the year	163,656	35,421	3,300

Deficit, beginning of year:
As previously reported	(317,176)	(353,470)	(356,770)
Change in accounting policy	-	873	-
As adjusted	(317,176)	(352,597)	(356,770)
Deficit, end of year	(153,520)	(317,176)	(353,470)

Weighted average number of shares outstanding
Basic	355,132	343,194	337,376
Diluted	356,308	344,621	339,177

Earnings per share
Basic income (loss) per share - US$	0.46	0.10	0.01
Diluted income (loss) per share - US$	0.46	0.10	0.01

Basic income (loss) per share - Cdn$	0.50	0.11	0.01
Diluted income (loss) per share - Cdn$	0.49	0.11	0.01

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2008	2007	2006
	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the year	163,656	35,421	3,300
Items not affecting cash
Asset retirement obligations costs	3,108	604	661
Contractual severance expense	-	721	1,377
Depletion, depreciation and amortization	25,995	20,041	1,763
Unrealized foreign exchange (gain) loss	(3,950)	796	-
Future income taxes (recovery) expense	(12,904)	17,261	(1,491)
Gain on marketable securities	(2,475)	(221)	(904)
Gain on disposal of assets	(70,774)	(3,602)	(41)
Imputed interest and financing costs	39	67	91
Stock-based compensation	11,866	7,267	3,542
Fair value of bonus cash award units	1,815	-	-
Pension expense	1,478	-	-
Non-controlling interest	5,099	-	-
Loss (gain) on derivative contract	2,956	(2,083)	-
	125,909	76,272	8,298
Property reclamation payments	(1,225)	(5,496)	-
Contractual severance payments	(953)	(2,458)	(598)
Changes in non-cash working capital (note 19)	(18,187)	1,487	(30,208)
	105,544	69,805	(22,508)

Investing activities
Mining interests
Acquisition of Frontier net of cash received (note 4)	7,479	-	-
Capital expenditures	(123,950)	(97,886)	(95,170)
Sales and disposals	5,214	1,482	1,845
Marketable securities
Purchases	(20,462)	(1,556)	-
Disposals	25,737	663	-
Pension plan contributions (note 15)	(3,791)	-	-
Value added taxes recoverable on mining interests	-	-	(7,579)
Restricted cash	71,515	5,540	(29,550)
	(38,258)	(91,757)	(130,454)

Financing activities
Capital stock
Share issuance costs	-	-	(7,089)
Issuance of common shares for cash	14,730	9,500	171,225
Dividend paid to non-controlling interest	(300)	-	-
Long-term and bank debt
Proceeds	5,000	24,859	15,367
Repayments	(70,879)	(26,360)	(400)
	(51,449)	7,999	179,103
Net increase (decrease) in cash and cash equivalents	15,837	(13,953)	26,141
Cash and cash equivalents - beginning of year	46,014	59,967	33,826
Cash and cash equivalents - end of year	61,851	46,014	59,967

Supplementary cash flow information (note 19)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

For the year ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2008	2007
	$	$

Net earnings for the period ended December 31,	163,656	35,421

Other comprehensive income (loss)
Unrealized gains (losses) on available-for-sale investments (note 17(c))	(6,431)	209
Realized gains on available-for-sale investments (note 17(c))	(61)	(270)
Reversal on acquisition of Frontier (note 4)	(153)	-
Other than temporary impairment charges	460	-

Comprehensive income for the period ended December 31,	157,471	35,360

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or “the Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of that year. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine (“São Bento”) was sold to AngloGold Ashanti on December 15, 2008.

2.

Significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and presented in United States dollars. As disclosed in note 24, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements include the wholly owned and partially owned subsidiaries of the Company, the most significant of which are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Ki*lada* Gold Mine
				Efemcukuru Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
				(75% owned)
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project

All material inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, value beyond proven and probable reserves, fair values for purposes of impairment analysis and valuation of derivative contracts, reclamation obligations, non-cash stock-based compensation and warrants, pension benefits, valuation allowances for future income tax assets and future income tax liabilities. Actual results could differ from these estimates.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)

Inventories

i.

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations and doré awaiting refinement, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

ii.

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

(e)

Investments

On January 1, 2007, the Company adopted the new accounting standard related to financial instruments. Under the standard, investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or an other than temporary decline in fair value has been determined to have occurred. Factors that contribute to an other than temporary decline include a significant and prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Investments classified as held-for-trading are reported at fair value with unrealized gains or losses included in earnings. Marketable securities and investments in equity securities held for the purpose of trading are classified as held-for-trading and those that are not held for the purpose of trading are classified as available-for-sale.

(f)

Deposits

Deposits, such as those required by governmental authorities for possible environmental liabilities, are classified as held-for-trading.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(g)

Financial instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

(h)

Mining interests

Mining interests include development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures incurred on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded. Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.

Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units of production method calculated based on proven and probable reserves. Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the unit of production method calculated based on proven and probable reserves related to each pit. Furniture and fixtures, vehicles, computers and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using their best estimates of fair value based on the information available.

(i)

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. Costs incurred after the property is placed into production that increase production volume or extend the life of the mine are capitalized.

A mineral resource is considered to have economic potential when it is expected that proven and probable reserves can be economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

i.

There is a probable future benefit that will contribute to future cash inflows;

ii.

The Company can obtain the benefit and control access to it, and;

iii.

The transaction or event giving rise to the benefit has already occurred.

(j)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

(k)

Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the term of the lease. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

(l)

Asset retirement obligations

Asset retirement obligations (“AROs”) represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. AROs are added to the carrying value of property, plant, equipment and mining interests as such expenditures are incurred and amortized against income over the useful life of the related asset. AROs are determined in compliance with recognized standards for site closure and mine reclamation established by government regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as “accretion of asset retirement obligations” using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO. In the event that the adjustment occurs after the mine in question has closed, the adjustment is added to or deducted from earnings.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(m)

Stock-based compensation

Stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. The fair values attributable to unvested stock options that are forfeited are credited to earnings.

Bonus cash awards units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price.

(n)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(o)

Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

(p)

Earnings (loss) per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

(q)

Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or the development ceases.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(r)

Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred. Pre-stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs. Production is deemed to have commenced when saleable minerals are extracted from an ore body.

(s)

Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Examples of mine standby costs are labour, maintenance and mine support costs during temporary shutdowns of a mine. Examples of restructuring costs are severance payments to employees laid off as a result of outsourcing the mining function.

(t)

Defined benefit pension plan

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used to determine defined benefit pension plan liabilities are based upon our best estimates of expected plan performance, salary escalation rates and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

Past service costs are amortized on a straight-line basis over the expected average remaining service period of active members at the time of the past service event.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits or through experience as results differ from actuarial assumptions. Cumulative differences that are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the expected average remaining service period of active members.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

Changes in accounting policies and new accounting developments

Capital Disclosures (Section 1535)

Effective January 1, 2008, Eldorado adopted Section 1535, “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables readers to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in note 21.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies and new accounting developments (continued)

Inventories (Section 3031)

Effective January 1, 2008, the Company adopted Section 3031, “Inventories”. This Section prescribes the accounting treatment for inventories and provides guidance on the determination of inventory cost and its subsequent recognition as an expense, including any writedown to net realizable value. It also provides guidance on the cost formulas used to assign costs to inventories. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862) and Presentation ( Section 3863)

Effective January 1, 2008, Eldorado adopted Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These sections require entities to disclose quantitative and qualitative information in their financial statements that enables readers to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by these standards are included in note 22.

Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income ( EIC Abstract 172)

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. This new abstract provides guidance on whether the tax benefit from recognizing tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855, “Financial Instruments”, for all interim and annual reporting periods ending on or after December 31, 2008. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

Goodwill and intangible assets ( Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective beginning January 1, 2009 and applies prospectively.

Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The adoption of this new accounting policy will not have any material impact on Eldorado’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies and new accounting developments (continued)

Business Combinations (Section 1582)

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-Controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for preparing consolidated financial statements and CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ( EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2010. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

4.

Acquisition of Frontier Pacific Mining Corporation

Eldorado completed the acquisition of all of the issued and outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”) on July 7, 2008. As a result, Eldorado acquired a 100% interest in the Perama Hill gold project in Greece and other exploration projects in Peru and Colombia.

Under the terms of the offer, each Frontier common share was exchanged for 0.122 common shares of Eldorado, C$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health), accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding the Perama Hill project.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisition of Frontier Pacific Mining Corporation (continued)

The Company issued 20,339,334 common shares and paid $16 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as the Company considers it highly unlikely that the condition for their exchange into Eldorado shares will be met. Eldorado incurred acquisition costs of $3,935.

As at the date of the transaction, Eldorado held 4,871,300 common shares of Frontier with a total cost of $3,412, net of the reversal of the unrealized gain of $153 included in comprehensive income.

This transaction has been accounted for as an asset acquisition because Frontier was in the development stage. These consolidated financial statements include 100% of Frontier results from July 7, 2008 to December 31, 2008.

The allocation of the purchase price of the shares of Frontier is as follows:

$
Purchase price:
Share consideration	158,574
Cash consideration	16
Cost of shares previously acquired	3,412
Transaction costs	3,935
Total purchase price	165,937

Fair value of net assets acquired:
Cash	11,947
Accounts receivables and other	1,135
Other assets	154
Mining interests	207,091
Liabilities	(2,434)
Due to Eldorado	(517)
Future income taxes payable	(51,439)
165,937

As at July 6, 2008, Frontier had borrowed $517 from the Company to fund ongoing administration costs. Amounts owing are eliminated on consolidation from July 7, 2008 forward.

Eldorado received net cash proceeds from the Frontier transaction of $7,479, made up of an acquired cash balance of $11,947 less cash consideration of $16, transaction costs of $3,935 and intercompany debt outstanding of $517.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Sale of São Bento Gold Ltd. and São Bento Mineração S.A.

Effective December 15, 2008, Eldorado sold its wholly owned Bermudian subsidiary, São Bento Gold Ltd. and its wholly owned Brazilian subsidiary São Bento Mineração S.A. to AngloGold Ashanti. The Company received $70,000 payable by the issuance of 2,701,660 common shares of AngloGold Ashanti. Costs of disposition totalled $426. There were no taxes payable as a result of the transaction. The gain on sale is calculated as follows:

$
Assets
Current assets
Cash	104
Accounts receivable	341
Inventories	733
Tax receivable	1,653
2,831

Mining interest	6,611
Total Assets	9,442

Liabilities
Current liabilities
Account payable	4,453
Contractual severance obligations	526
Current portion of asset retirement obligations	1,603
6,582

Asset retirement obligations	4,489
Future income taxes	1,252
Total Liabilities	12,323

(2,881)

Consideration received - shares	70,000
Costs of disposition	(426)

Gain on disposition of subsidiary	72,455

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. As at December 31, 2008, the Company had repaid all the amounts drawn previously on its revolving credit facilities for Turkey and China.

	December 31, 2008 $	December 31, 2007 $

Collateral account against the HSBC bank loan – Turkey (note 13(a))	-	55,000
Collateral account against the HSBC bank loan – China (note 13(b))	-	10,500
Electricity deposit	-	210
	-	65,710

7.

Marketable securities

	December 31, 2008 $	December 31, 2007 $

Marketable securities – Available for sale	12,084	1,615
Marketable securities – Held for trading	31,514	-
Warrants – Held for trading	12	-

	43,610	1,615

8.

Accounts receivable and other

	December 31, 2008 $	December 31, 2007 $

Value added and other taxes recoverable	8,454	19,829
Other receivables and advances	20,535	3,986
Prepaid expenses and deposits	7,120	4,905

	36,109	28,720

9.

Inventories

	December 31, 2008 $	December 31, 2007 $

Ore stockpiles	24,199	8,484
In-process inventory including doré	43,825	33,573
Materials and supplies	18,942	15,468

	86,966	57,525

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Derivative contract

In December 2004, São Bento Mineração SA entered into an energy supply contract with Companhia Energetica de Minas Gerais (“CEMIG”). With the closure of São Bento in 2007, the energy contracted for 2007 and 2008 exceeded the estimated consumption for that period and, accordingly, this contract was accounted for as a derivative financial instrument, which is measured at fair value with unrealized gains or losses reported in earnings.

In accordance with the transitional provision of the financial instrument standard, the asset fair value of this contract of $873 as at January 1, 2007 has been recorded with a credit directly to deficit.

The fair value as at December 31, 2007 was calculated based on a capital asset pricing model (“CAPM”) to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

CAPM estimates the risk-adjustment applied to spot electricity prices as a means to deriving a forward price.

Assumptions used to calculate the fair value of this contract as at December 31, 2007 are as follows:

Quantity of energy to purchase	78,880.20 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian reals	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh – $54.75/MWh
US treasury yield (range)	2.90% – 3.31%

This resulted in a fair value of the asset of $2,956 and the recognition of an unrealized gain for the year ended December 31, 2007 of $2,083.

As a result of the sale of the mine on December 15, 2008, the balance of the derivative contract at December 31, 2008 was nil.

11.

Restricted assets and other

	December 31, 2008 $	December 31, 2007 $

Environmental guarantee deposit	2,495	8,300
Restricted long-term asset – SERP (note 15)	3,505	-
Accrued pension benefit asset	111	-
Goodwill	2,238	2,238
	8,349	10,538

The environmental guarantee deposit is held on account with a Turkish bank pursuant to environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds earn interest at prevailing bank rates, and the interest earned on these deposits is included in interest and other income.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Mining interests

	December 31, 2008

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties	415,720	60,086	355,634
Properties under development	301,159	494	300,665

	716,879	60,580	656,299

Other mineral interests	12,010	-	12,010

	728,889	60,580	668,309

	December 31, 2007

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties	366,991	32,961	334,030
Properties under development	43,675	-	43,675

	410,666	32,961	377,705

Other mineral interests	-	-	-

	410,666	32,961	377,705

13.

Debt

	December 31, 2008 $	December 31, 2007 $
Current:
HSBC term revolving credit facility	-	55,000
HSBC revolving credit facility due November 30, 2008	-	10,062
Sino Gold Limited loan	139	360

	139	65,422
Long-term:
Sino Gold loan due December 31, 2009	-	139

	-	139

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

(a)

HSBC term revolving credit facility

HSBC has authorized advances of up to $65,000 to Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of the Company, under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2008, the Company has repaid all the amounts drawn previously on the facility. The Credit Facility can be drawn down in minimum tranches of $1,000 plus multiples of $250. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date the tranche is drawn down.

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tüprag with funds of an equal amount deposited on account with HSBC (note 6).

(b)

HSBC revolving credit facility

In November 2007, Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, entered into a $15,000 revolving facility (“the Facility) with HSBC Bank (China). As at December 31, 2008, the Company has repaid all amounts previously drawn on the Facility. The Facility can be drawn down in minimum tranches of $100 or in integral multiples of $10. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. The Facility has a term of one year and is subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate is fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China.

The facility is collateralized by way of irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado should maintain at all times a security coverage ratio of 110% of the amounts drawn down. The letter of credit has an expiry date of December 1, 2009 and is collateralized by Eldorado’s funds held by HSBC as restricted cash.

Subsequent to year-end, QDML drew down $5,000 under the Facility.

(c)

Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest-bearing loan from Sino Gold Limited (the “Loan”). Imputed interest has been calculated using a discount rate of 8%.

The Loan is repayable in equal annual instalments of $400 on December 31 of each year until 2008, with a final instalment of $150 due on December 31, 2009. Payment of the third annual instalment was made in December 2008, resulting in an outstanding balance at December 31, 2008 of $139 excluding imputed interest.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

	December 31, 2008 $	December 31, 2007 $

Fair value of loan outstanding	150	550
Less: imputed interest	11	51

	139	499

14.

Asset retirement obligations

	December 31, 2008

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	4,463	1,218	3,118	8,799
Accretion during the year	377	68	187	632
Revisions to estimate of final obligation	3,229	-	(532)	2,697
Payments	(1,225)	-	-	(1,225)
Disposal (see note 5)	(6,091)	-	-	(6,091)

Balance at end of year	753	1,286	2,773	4,812

Estimated undiscounted amount	1,350	1,775	6,823	9,948

	December 31, 2007

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	9,595	1,155	2,941	13,691
Accretion during the year	364	63	177	604
Revisions to estimate	-	-	-	-
ARO liability paid	(5,496)	-	-	(5,496)

Balance at end of year	4,463	1,218	3,118	8,799
Less: current portion	509	-	-	509

Long-term portion	3,954	1,218	3,118	8,290

Estimated undiscounted amount	5,149	1,775	5,919	12,843

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Asset retirement obligations (continued)

The ARO estimates attributable to our mines have been determined with reference to independent studies obtained by the Company (Brazil – 2006, Turkey and China – 2007) that assumed a closure in 2014 in Brazil, 2017 in China and 2024 in Turkey.

The net present values contemplate credit-adjusted risk-free interest rates of between 5% and 7%.

Revision to estimate of final obligation in Brazil includes $2,476 related to São Bento and $753 related to the Vila Nova project (“Vila Nova”). ARO costs included in the Statement of Operations and Deficit include the São Bento revision of $2,476 and accretion during the year of $632.

15.

Defined benefits plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan (“the Pension Plan”) and a non-registered supplementary pension plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. There are no indexation features. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

The Company’s plans are actuarially evaluated for funding purposes on a three-year cycle. Both of the plans were last actuarially evaluated on January 1, 2008 for funding purposes and the next required valuation will be as of January 1, 2011. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2008.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act and the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Total cash payments for pension benefits for 2008, including cash contributed to the Pension Plan and the SERP were $3,791. No cash payments were made directly to beneficiaries during the year. The Company expects to contribute $88 to the Pension Plan and $1,313 to the SERP in 2009 based on minimum funding requirements.

The estimated future pension payments for the next five years and five years thereafter are as follows:

	2009 $	2010 $	2011 $	2012 $	2013 $	2014 and later $

Estimated future pension payments	-	-	61	450	450	2,429

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans (continued)

The details of the Company’s benefit plans as at December 31, 2008 are as follows:

	December 31, 2008
	Pension Plan	SERP
	$	$
Accrued benefit obligation
Balance at beginning of year	-	-
Current service cost	104	378
Past service costs (net of qualifying transfer)	326	3,570
Qualifying transfer	561	-
Interest cost	49	197
Benefits paid	-	-
Actuarial gains	(287)	(108)
Balance at end of year	753	4,037

Plan assets
Fair value at beginning of year	-	-
Actual return on plan assets	17	-
Employer's contribution (1)	270	-
Qualifying transfer	561	-
Benefit paid	-	-
Fair value at end of year	848	-

Funded status
Fair value of plan assets	848	-
Accrued benefit obligation	753	4,037
Plan surplus (deficit)	95	(4,037)
Unamortized actuarial gains	(243)	(108)
Unamortized past service cost	259	2,828
Net accrued benefit asset (liability)	111	(1,317)

(1) The Company has deposited $3,505 in an investment account to fund its SERP obligation. This amount is included in restricted assets and other (note 11)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans (continued)

The accrued benefit asset (liability) is included in the Company’s balance sheet as follows:

	December 31, 2008
	Pension Plan	SERP
	$	$

Restricted assets and other (note 11)	111	-
Accounts payable and accrued liabilities	-	(1,317)
Total	111	(1,317)

The net expense recognized for the Company’s defined benefit plans is as follows:

	December 31, 2008
	Pension Plan	SERP	TOTAL
	$	$	$

Current service cost	104	378	482
Interest cost	49	194	243
Expected gains on plan assets	(45)	-	(45)
Amortization of past service costs	66	732	798
Net pension expense	174	1,304	1,478

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category at December 31, 2008:

	Pension Plan	SERP	Combined

Cash and equivalents	6%	5%	5%
Fixed income	94%	52%	55%
Equity	0%	43%	40%
Total	100%	100%	100%

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans (continued)

Significant assumptions

The significant assumptions used are as follows:

	December 31, 2008
	Pension Plan	SERP

Expected long term rate of return on plan assets	6.50%	6.50%
Discount rate beginning of year	5.25%	5.25%
Discount rate end of year	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

16.

Income taxes

The significant components within the Company’s future tax liability are as follows:

	December 31, 2008 $	December 31, 2007 $
Future income tax assets
Mining interest	3,824	17,109
Loss carry forwards	30,655	113,807
Other	2,367	8,630
Liabilities	1,897	5,000
	38,743	144,546
Valuation allowance	(35,946)	(137,919)
	2,797	6,627

Future income tax liabilities
Mining interest	61,149	16,921
Unrealized gains on foreign exchange translation and other	2,613	15,528
	63,762	32,449
Net future income tax liabilities	60,965	25,822

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Income taxes (continued)

This is represented on the balance sheet as:

	December 31, 2008 $	December 31, 2007 $

Current future income tax assets	(175)	(959)
Current future income tax liabilities	1,097	-
Long-term future income tax liabilities	60,043	26,781
	60,965	25,822

Income tax expense differs from the amount that would result from applying the statutory Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

	2008 $	2007 $	2006 $

Net income before taxes	181,254	57,505	3,889
Statutory tax rate	31.00%	34.12%	34.12%

Tax expense at the statutory income tax rate	56,189	19,620	1,327

Tax effect of:
Losses not recognized	4,249	6,265	1,070
Difference in foreign tax rates	(17,792)	(2,105)	(1,895)
Foreign exchange	(3,364)	(2,738)	4,239
Sale of São Bento	(22,462)
Change in Greek tax rate	(10,287)	-	-
Future income tax assets not previously recognized	-	-	(7,010)
Non-deductible expense and other items	5,966	1,042	2,858
Income tax expense	12,499	22,084	589

The two major factors causing the effective tax rate to decline from 38.41% in 2007 to 6.90% in 2008 are the tax-free gain from the sale of São Bento and the reduction of the future income tax recorded on the Frontier acquisition due to a reduction in the Greek future income tax rates from 25% to 20%.

At December 31, 2008, the Company had available losses for income tax purposes of approximately $51,943 in Canada and Greece expiring in various years from 2009 to 2028.

In addition, the Company’s Brazilian subsidiaries have losses of $24,000 (December 31, 2007 – $268,000) that can be used to offset taxable income, and $24,000 (December 31, 2007 – $243,000) that can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of taxable income in any one year. The Brazilian losses declined this year due to the sale of São Bento, which at December 31, 2007 had $239,426 of losses to offset taxable income and $214,498 that could be used to offset income for social contribution tax (note 5).

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2008 there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $

Balance, January 1, 2006	302,577,378	573,721

Financing, February 2006, net of issue costs	34,500,000	154,406
Shares issued upon exercise of share options, for cash	1,476,075	4,234
Shares issued upon exercise of Afcan warrants, for cash	2,594,778	5,496
Warrants reallocated to share capital upon exercise	-	902
Estimated fair value of share options exercised	-	1,302

Balance, December 31, 2006	341,148,231	740,061

Shares issued upon exercise of share options, for cash	3,060,309	9,500
Estimated fair value of share options exercised	-	3,497

Balance, December 31, 2007	344,208,540	753,058

Shares issued upon exercise of share options, for cash	3,730,155	14,730
Estimated fair value of share options exercised	-	5,571
Shares issued for acquisition of Frontier	20,339,334	158,574

Balance, December 31, 2008	368,278,029	931,933

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Shareholder’s equity (continued)

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, January 1, 2006	5,979	1,996	7,975

Credited to share capital on Afcan warrants exercised after acquisition	-	(902)	(902)
Non-cash stock-based compensation	3,542	-	3,542
Options exercised, credited to share capital	(1,302)	-	(1,302)

Balance, December 31, 2006	8,219	1,094	9,313

Non-cash stock-based compensation	7,267	-	7,267
Options exercised, credited to share capital	(3,497)	-	(3,497)

Balance, December 31, 2007	11,989	1,094	13,083

Non-cash stock-based compensation	11,866	-	11,866
Options exercised, credited to share capital	(5,571)	-	(5,571)

Balance, December 31, 2008	18,284	1,094	19,378

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	2008 $	2007 $

Balance, beginning of period	214	275
Unrealized gains (losses) on available-for-sale investment-net of taxes	(6,431)	209
Other than temporary impairment charges	460	-
Realized gains on sale of available-for-sale investment transferred to net income	(61)	(270)
Reversal on acquisition of Frontier (note 4)	(153)	-

Balance, end of period	(5,971)	214

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock-based compensation

(a)

Share option plans

The Company has two share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2008, a total of 662,701 Options (December 31, 2007 – 1,618,511) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2008, a total of 1,138,041 Options (December 31, 2007 – 2,999,850) were available to grant to directors and officers under the D&O Plan.

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2006	3.82	7,276,463	2.8
Granted	6.67	4,108,125
Exercised	3.10	(3,060,309)
Cancelled	5.25	(100,000)

Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	5.50	8,960,000
Exercised	3.95	(3,730,155)
Cancelled	6.55	(15,210)

Balance, December 31, 2008	5.71	13,438,914	3.9

At December 31, 2008, 6,119,729 share purchase options (December 31, 2007 – 5,064,193) with a weighted average exercise price of Cdn$5.69 (December 31, 2007 – Cdn$4.64) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock based compensation (continued)

Options outstanding at December 31, 2008 are as follows:

	December 31, 2008
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	826,100	0.8	3.48	826,100	3.48
$4.00 to $4.99	5,389,338	4.8	4.88	1,538,670	4.88
$5.00 to $5.99	1,307,138	2.8	5.42	1,047,957	5.48
$6.00 to $6.99	2,823,000	4.1	6.43	899,331	6.42
$7.00 to $7.99	3,093,338	3.4	7.20	1,807,671	7.16

	13,438,914	3.9	5.71	6,119,729	5.69

(b)

Stock-based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option. This expense has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	2008 $	2007 $	2006 $

Operating costs	1,526	1,504	359
Exploration	1,401	1,009	170
Administrative	8,939	4,754	3,013

Total	11,866	7,267	3,542

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2008, 2007 and 2006 were:

	2008	2007	2006

Risk-free interest rate (range)	2.39% – 3.48%	3.53% – 4.25%	4.0% – 4.5%
Expected volatility (range)	40% – 53%	42% – 53%	42% – 50%
Expected life (range)	3.4 years	4 years	4-5 years
Expected dividends	Nil	Nil	Nil

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock based compensation (continued)

(c)

Bonus Cash Award Units plan

In August 2007, the directors adopted a Bonus Cash Award Units (“BCAU”) plan with an effective date of August 2, 2007. The plan provides for the Board of Directors (the “Directors”) to grant BCAUs to officers, employees and consultants subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed five years from the grant date, but may be accelerated at the discretion of the Directors. The settlement of BCAUs must be made in cash and is calculated as the excess of trading price of Eldorado shares traded on the Toronto Stock Exchange (“TSX”) on the trading day on which the designated participant elects to exercise their BCAU over the trading price of Eldorado shares traded on the TSX on the grant day.

As of December 31, 2008, 587,500 BCAUs with a vesting date of February 8, 2009 were outstanding. The carrying value of the BCAUs at December 31, 2008 was $2,059, and is reflected in accrued liabilities on the balance sheet. The Company paid $1,658 in bonus cash award units in the year 2008. The related cost in the amount of $3,473 is included in general and administrative expense in the Consolidated Statements of Operations.

19.

Supplementary cash flow information

	2008 $	2007 $	2006 $

Changes in non-cash working capital
Accounts receivable and prepaids	7,504	1,976	(2,129)
Inventories	(26,057)	(16,900)	(26,222)
Accounts payable and accrued liabilities	366	16,411	(1,857)

	(18,187)	1,487	(30,208)

Supplementary cash flow information
Income taxes paid	3,952	2,887	434
Interest paid	24,971	4,078	2,566

Non-cash investing and financing activities
Shares issued on acquisition of Frontier	158,574	-	-
Shares received on sale of São Bento	70,000	-	-

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.

Commitments

The Company’s contractual obligations, not disclosed on the balance sheet, at December 31, 2008, include:

	2009 $	2010 $	2011 $	2012 $	2013 and later $

Operating leases and property expenditures	2,336	2,016	1,877	1,860	2,140
Purchase obligations	33,805	11,557	11,498	11,476	-

Totals	36,141	13,573	13,375	13,336	2,140

Purchase obligations from 2010 forward relate solely to Kişladağ operations, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012.

21.

Capital disclosure

Eldorado’s objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern,

b)

have sufficient capital to develop our mining projects and take them into production, and

c)

meet external capital requirements on our credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is defined as the total of current and long-term debt shown on the balance sheet. Adjusted capital includes all components of shareholders’ equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit.

Eldorado’s strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at December 31, 2008 and December 31, 2007 was nil and 14.60% respectively.

22.

Financial instruments

a)

Fair value

The fair value of financial instruments at December 31, 2008 and December 31, 2007 is summarized as follows:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

	December 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value

	$	$	$	$
Financial Assets

Held for trading
Cash and cash equivalents	61,851	61,851	46,014	46,014
Restricted cash	-	-	65,710	65,710
Marketable securities	31,526	31,526	-	-
Accounts receivable and other	27,655	27,655	8,891	8,891
Derivative contract	-	-	2,956	2,956
Restricted asset and other	6,000	6,000	8,300	8,300

Available for sale
Marketable securities	12,084	12,084	1,615	1,615

Financial Liabilities

Accounts payable and accrued liabilities	41,342	41,342	40,452	40,452
Debt	139	139	65,561	65,561

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

b)

Financial risk management

Eldorado’s activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, gold price risk and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by ratings agencies. As at December 31, 2008, approximately 55% of the Company’s cash and cash equivalents are held with one financial institution.

The Company sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2008.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

Currency risk

The Company operates principally in Canada, Turkey, China, Brazil and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

As a result of the acquisitions of Afcan and Frontier assets in 2005 and 2008 respectively, the Company recorded $56,600 of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2008:

	Canadian dollar	Australian dollars	Euro	Turkish lira	Chinese renminbi	Brazilian real	Peruvian sol

Cash and cash equivalents	4,618	70	139	1,280	48,453	3,487	415
Marketable securities	14,804	-	-	-	-
Accounts receivable and other	1,902	78	357	12,733	44,426	830	-
Future income tax receivable	-	-	-	-	1,197	-	-
Accounts payable and
accrued liabilities	(8,549)	-	(153)	(14,233)	(155,879)	(2,113)	(165)
Future income tax liabilities	-	-	(26,390)	(15,302)	(88,144)	(2,826)	-
Net balance	12,775	148	(26,047)	(15,522)	(149,947)	(622)	250

Equivalent in US dollars	10,489	103	(36,462)	(10,140)	(22,025)	(277)	112

Based on the balances as at December 31, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $582 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown. The approximate average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.36% (2007 – 5.17%). A 10% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2008 would result in a $0.1 million increase or decrease in the Company’s after-tax net earnings.

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

23.

Segmented information

During the period ended December 31, 2008, Eldorado had four reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Segmented information (continued)

	December 31, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	190,881	163,157	-	106	1,490	355,634
Properties under development	54,378	-	38,986	207,301	-	300,665
Other mineral interests	4,151	-	7,359	-	500	12,010

	249,410	163,157	46,345	207,407	1,990	668,309

	December 31, 2007

	Turkey $	China $	Brazil $	Other $	Total $

Net mining interests
Producing properties	175,888	149,267	7,919	956	334,030
Properties under development	38,358		5,317	-	43,675

	214,246	149,267	13,236	956	377,705

Operations

	2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	161,442	116,281	-	-	-	277,723
Interest and other income	765	387	7,661	-	1,695	10,508
	162,207	116,668	7,661	-	1,695	288,231
Expenses except the undernoted	63,506	47,652	13,399	(4,543)	19,426	139,440
Depletion, depreciation and amortization	8,190	17,201	206	-	398	25,995
Exploration	5,865	1,897	1,235	-	3,319	12,316
Loss (gain) on disposal of assets	-	1,665	(72,455)	-	16	(70,774)

Income (loss) before tax	84,646	48,253	65,276	4,543	(21,464)	181,254
Income tax recovery (expense)	(17,866)	(10,311)	5,473	10,288	(83)	(12,499)
Non-controlling interest	-	(5,099)	-	-	-	(5,099)

Net income (loss)	66,780	32,843	70,749	14,831	(21,547)	163,656

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Segmented information (continued)

	2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	94,219	78,176	6,907	-	179,302
Interest and other income	1,869	137	2,639	4,752	9,397
	96,088	78,313	9,546	4,752	188,699
Expenses except the undernoted	39,630	45,399	(1,286)	15,776	99,519
Depletion, depreciation and amortization	4,248	15,502	-	291	20,041
Exploration	6,500	102	3,588	1,444	11,634

Income (loss) before tax	45,710	17,310	7,244	(12,759)	57,505
Income tax recovery (expense)	(9,325)	(7,941)	(4,786)	(32)	(22,084)

Net income (loss)	36,385	9,369	2,458	(12,791)	35,421

	2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	39,232	-	38,409	-	77,641
Interest and other income	310	82	1,154	5,502	7,048
	39,542	82	39,563	5,502	84,689
Expenses except the undernoted	19,248	465	36,514	10,091	66,318
Depletion, depreciation and amortization	1,489	39	-	235	1,763
Exploration	4,845	172	7,702	-	12,719

Income (loss) before tax	13,960	(594)	(4,653)	(4,824)	3,889
Income tax recovery (expense)	2,113	-	(2,636)	(66)	(589)

Net income (loss)	16,073	(594)	(7,289)	(4,890)	3,300

24.

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	2008 $	2007 $	2006 $

Statement of operations
Net income reported under Canadian GAAP	163,656	35,421	3,300
Add (deduct) items subject to US GAAP
Exploration costs (a)	(1,361)	(7,585)	(4,662)
Capitalized interest expense (g)	1,368	2,009	1,586
Depreciation on capitalized interest (g)	(440)	(198)	-
Bonus cash awards units (h)	187	(385)
Deferred start-up costs and revenues (b)	(2,172)	2,172	-
Depreciation related to start-up period (b)	175	(1,401)	-
Unrealized gain (loss) on derivative contracts (c)	-	873	-
Future income taxes (d)	3,280	654	607

Net income	164,693	31,560	831
Other comprehensive income (loss) for the year under Canadian GAAP	(6,185)	(61)	228
Add (deduct) items subject to US GAAP
Pension plans (i)	(2,736)	-	-

Comprehensive income under US GAAP	155,772	31,499	1,059

Basic and diluted earnings per share - US GAAP	0.46	0.09	0.00

	2008 $	2007 $

Accumulated other comprehensive income (loss) under US GAAP
Beginning of year	214	275
Net unrealized gain (loss) on investments (f)	(6,185)	(61)
Pension plans (i)	(2,736)	-

End of year	(8,707)	214

	2008 $	2007 $

Assets
Total assets reported under Canadian GAAP	905,369	591,742
Exploration costs (a)	(30,132)	(28,771)
Future income taxes (d)	4,541	1,261
Deferred start-up costs and revenues (b)	-	2,172
Depreciation related to start-up period (b)	(1,226)	(1,401)
Unrealized gain (loss) on investments (f)	-	-
Capitalized interest expense – net (g)	4,325	3,397

Total assets under US GAAP	882,877	568,400

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	2008 $	2007 $

Liabilities
Total liabilities reported under Canadian GAAP	108,750	142,563
Pension plans (i)	2,736	-
Bonus cash awards units (h)	198	385

Total liabilities under US GAAP	111,684	142,948

Non-controlling interest under Canadian and US GAAP	4,799	-

Shareholders’ equity
Shareholders’ equity reported under Canadian GAAP	791,820	449,179
Cumulative adjustments to shareholders’ equity
Exploration costs (a)	(30,132)	(28,771)
Future income taxes (d)	4,541	1,261
Deferred start-up costs and revenues (b)	-	2,172
Depreciation related to start-up period (b)	(1,226)	(1,401)
Accumulated other comprehensive income - pension plans (i)	(2,736)	-
Bonus cash awards units (h)	(198)	(385)
Unrealized gain on investments (f)	-	-
Interest expense capitalized – net (g)	4,325	3,397

Shareholders’ equity under US GAAP	766,394	425,452

	2008 $	2007 $	2006 $

Cash flows (used in) generated from:
Operating activities under Canadian GAAP	105,544	69,805	(22,508)
Exploration costs (a)	(1,361)	(7,585)	(4,662)
Deferred start-up costs and revenues (b)	-	5,159	-
Capitalized interest expense (g)	1,368	2,009	1,586

Operating activities under US GAAP	105,551	69,388	(25,584)

Investing activities under Canadian GAAP	(38,258)	(91,757)	(130,454)
Exploration costs (a)	1,361	7,585	4,662
Deferred start-up costs and revenues (b)	-	(5,159)	-
Capitalized interest expense (g)	(1,368)	(2,009)	(1,586)

Investing activities under US GAAP	(38,265)	(91,340)	(127,378)

Financing activities under Canadian and US GAAP	(51,449)	7,999	179,103

Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	15,837	(13,953)	26,141
Cash and cash equivalents – beginning of year	46,014	59,967	33,826

Cash and cash equivalents – end of year	61,851	46,014	59,967

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

A description of US GAAP that results in differences from Canadian GAAP is as follows:

(a)

Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(i). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of an economic feasibility study, after which exploration and development costs are capitalized.

(b)

Deferred start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records operating profits and losses from the date commercial production commences. Under Canadian GAAP, deferred start-up costs and revenues are amortized over the life of the project.

(c)

Derivative contracts

Under US GAAP, SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in income unless specific hedge accounting criteria are met. Commencing January 1, 2007, under Canadian GAAP, the Company adopted the new Financial Instrument Standards as disclosed in note 2. As a result of this, there are no continuing differences with respect to derivatives.

(d)

Future income taxes

Under US GAAP, the Company would record an increase of $3,280 (2007 – $654) in future income tax recovery related to the reconciliation items described under items (a), (b) and (g) of this note.

(e)

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The more likely than not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more likely than not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained. The Company adopted FIN 48 as of January 1, 2007. As a result of this adoption, the Company did not recognize any further increases or decreases in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2008 $	2007 $

Balance at January 1,	10,034	8,537
Additions based on tax positions related to the current year	-	1,343
Reductions based on tax positions related to the current year	(294)	-
Additions for tax positions of prior years	-	154
Reductions for tax positions of prior years	(2,810)	-
Balance at December 31,	6,930	10,034

As at December 31, 2008, the Company has $6,930 unrecognized tax benefits (2007 – $10,034). If recognized, none of the unrecognized tax benefit would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes. During the years ended December 31, 2008, 2007 and 2006, the Company recognized approximately $nil, $236 and $562 in interest and penalties. The Company had approximately $nil and $908 for paying interest and penalties accrued at December 31, 2008 and 2007 respectively.

The Company is subject to taxes in Canada, Brazil, China and Turkey. The tax years that remain subject to examination as of December 31, 2008 for these jurisdictions are:

Canada

2001 to the present

Brazil

2004 to the present

China

2007 to the present

Turkey

2004 to the present

(f)

Investments

Under US GAAP, marketable securities are classified as “held to maturity”, “held for trading”, or “available for sale” in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). Certain securities held by the Company would be classified as “available for sale” under FAS 115 and would be recorded at market value, with any unrealized gain or loss recorded in other comprehensive income.

Under Canadian GAAP prior to January 1, 2007, the Company carried its investments in public companies at cost, less provision for other than temporary declines in value. Effective January 1, 2007, with the adoption of the financial instrument standard, the Company carries these investments at fair value with unrealized gains or losses recorded in other comprehensive income. As a result there is no longer a difference.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

(g)

Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

(h)

Bonus cash awards units

Under Canadian GAAP, bonus cash awards units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. Under US GAAP, Statement 123 (R) requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.

(i)

Pension plans

For US GAAP purposes, the Company is required to report the overfunded asset or underfunded liability of its defined benefit pension plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension plans provided in note 15.

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

	Pension Plan	SERP
	$	$
Funded status as at December 31, 2008
Fair value of plan assets	848	-
Benefit obligations	753	4,037
Funded status	95	(4,037)

Amounts recognized in the balance sheet
Non current assets	95	-
Current liabilities	-	-
Non current liabilities	-	4,037
Funded status	95	(4,037)

Amounts recognized in other comprehensive income
Net actuarial loss (gain)	(243)	(108)
Past service cost (credit)	259	2,828
	16	2,720

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 are as follows:

2008 $

Accumulated benefit obligation in excess of plan assets
Projected benefit obligation at end of year	4,145
Accumulated benefit obligation at end of year	4,037
Fair value of plan assets at end of year	-

The Company has deposited $3,505 in an investment account to fund its SERP obligation. This amount is included in restricted asset and other (note 11).

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 are as follows:

	Pension Plan	SERP
	$	$
Net actuarial loss (gain)	(46)	-
Past service cost (credit)	67	741
Total	21	741

(j)

Adoption of new United States accounting pronouncements

 (i)

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on January 1, 2008, which did not have any effect on its overall financial condition and results of operations. Fair values as of December 31, 2008 were calculated as follows:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant unobservable inputs

	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Financial Assets

Held for trading
Cash and cash equivalents	61,851	61,851	-	-
Marketable securities	31,526	31,526	-	-
Accounts receivable and other	27,655	16,231	-	11,424
Restricted asset and other	6,000	6,000	-	-

Available for sale
Marketable securities	12,084	12,084	-	-

Financial Liabilities

Debt	139	-	-	139

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

(ii)

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of this standard has not impacted the Company’s financial condition and results of operations.

(k)

Recent United States accounting pronouncements

(i)

Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used when preparing financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect any material impact on its financial position and results of operation with the adoption of this statement.

(ii)

Derivatives

In March 2008, the FASB issued Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133” (“FAS No. 161”). FAS No. 161 enhances the disclosure requirements under FAS No. 133 pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS No. 133, and how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. FAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently evaluating the potential impact of adopting this statement on the Company’s derivative instrument disclosures.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

(iii)

Effective Date of FASB Statement No. 157

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company is currently evaluating the potential impact of adopting this statement.

(iv)

Business combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

(v)

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160), which amends ARB 51 to establish new standards that will govern the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company is currently evaluating the effects, if any, that SFAS No. 160 may have on its financial condition and results of operations.